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                                                           SEC FILE NUMBER
                                                              000-23401
                                                     ---------------------------
                                                     ---------------------------
                                                            CUSIP NUMBER
                                                              36466D102
                                                     ---------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one):   |X| Form 10-K   |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
               |_| Form N-SAR  |_| Form N-CSR

          For Period Ended: October 31, 2007

          |_|  Transition Report on Form 10-K

          |_|  Transition Report on Form 20-F

          |_|  Transition Report on Form 11-K

          |_|  Transition Report on Form 10-Q

          |_|  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

--------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

GameTech International, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant


--------------------------------------------------------------------------------
Former Name If Applicable

900 Sandhill Road
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Reno, Nevada  89521
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         |(a) The reason described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or
         |     expense
         |
    |X| |(b) The subject annual report, semi-annual report, transition report | on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will | be filed on or before the fifteenth calendar day following the | prescribed due date; or the subject quarterly report or | transition report on Form 10-Q or subject distribution reportion | Form 10-D, or portion thereof, will be filed on or before the
         |     fifth calendar day following the prescribed due date; and
         |
         |(c)  The  accountant's  statement  or other  exhibit  required by Rule
         |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is in the process of compiling information for its auditor in order to complete the Form 10-K. The Company expects these activities will be completed and the Form 10-K will be filed no later than January 29, 2008.


                        Persons  who  are  to  respond  to  the   collection  of
                        information  contained in  this form are not required to
                        respond  unless the form displays a currently  valid OMB
SEC 1344(03-05)         control number.

(Attach extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Donald Tateishi              (775)                850-6110
     -------------------------------  -------------    -------------------------
                (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

     ---------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |X| Yes  |_| No

      If so, attach an explanation of the anticipated  change, both  narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

      See Attachment A
--------------------------------------------------------------------------------


                          GameTech International, Inc.
                 ---------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date January 15, 2008              By /s/ Donald Tateishi
    -------------------               ------------------------------------------
                                      Donald Tateishi
                                      Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

--------------------------------------------------------------------------------
                                    ATTENTION
Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
                        Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                  ATTACHMENT A

      GameTech  International,   Inc.  Press  Release  dated  January  14,  2008
Reporting Earnings and Revenue for 4th Quarter 2007 and 2007 Fiscal Year End Results

GameTech Reports Record Earnings and Revenue for 4th Quarter 2007 and 2007 Fiscal Year End Results

GameTech International, Inc. (Nasdaq: GMTC - News), a leading designer, developer and marketer of electronic bingo and gaming equipment, systems, and video lottery terminals, today announced financial results for the Company's fourth fiscal quarter and 2007 fiscal year end results. Net income totaled $1.7 million for the quarter, or $0.13 per fully diluted share, which is up from $1.0 million and $0.08 per fully diluted share for the 4th quarter in fiscal 2006. Fiscal year end net income for fiscal 2007 reached $5.0 million, or $0.39 per fully diluted share, compared with $4.4 million or $0.34 per fully diluted share for the comparable period in 2006.

Company Highlights:

      o Net income for the fourth quarter of fiscal 2007 was $1.7 million, compared with $1.0 million for the same period in fiscal 2006, an increase of 59.3%; net income for fiscal year end 2007 was $5.0 million compared with $4.4 million in the same period in fiscal 2006, an increase of 14.3%.

      o Net income per fully diluted share reached $0.13 for the fourth quarter and $0.39 for fiscal year 2007, compared with $0.08 and $0.34 for the same periods in fiscal 2006.

      o Revenue for the fourth quarter of fiscal 2007 was $17.4 million compared with $12.0 million for the same period in fiscal 2006. Revenue for fiscal year end 2007 was $59.5 million compared with $49.3 million for the same period in fiscal 2006.

      o EBITDA for the fourth quarter of fiscal 2007 was $6.2 million compared with $4.3 million for the same period in fiscal 2006. EBITDA for fiscal year end 2007 was $20.9 million compared with $17.3 million for the same period in fiscal 2006.

      o During the quarter the company paid down $9.5 million in debt through cash flow from operations. Another $1.1 million of the term loan debt was repaid on December 28, 2007, resulting in a total of $10.6 million of debt repaid in the first nine-months since the Summit acquisition. The company ended the fiscal year ended October 31, 2007, with $11.4 million in cash and cash equivalents.

      o Subsequent to the close of the fiscal year the company bought back a total of 281,906 shares under the current stock repurchase program. This represents a reduction of 2.2% of the fully diluted shares outstanding as of October 31, 2007.

      o During the quarter, Kevin Peterson was named General Manager of the Summit Gaming division.

Fourth quarter revenue totaled $17.4 million compared with $12.0 million for the comparable quarter during fiscal 2006. Revenue for fiscal year ended October 31, 2007, was $59.5 million compared with $49.3 million for the comparable period in fiscal 2006. The increase in revenue for the three and twelve-month periods ended October 31, 2007 was primarily due to a full two quarters of results from the acquisition of Summit Amusement & Distributing, LTD., a manufacturer of video lottery terminals. While bingo revenue was impacted by some competitive pricing pressure and the loss of certain accounts in the domestic market, they were offset in part by continued increases in other states as well as the rollout of our Traveler (TM) unit in the United Kingdom markets. Additionally, the company sold games on participation in Montana with a route operator at favorable economic terms that resulted in a one-time gain.

Jay Meilstrup, GameTech's President and Chief Executive Officer stated, "In the fourth quarter our domestic bingo business saw continued revenue growth in some of the larger domestic bingo markets, as well as in the United Kingdom, which helped to offset some of the price erosion in some of the more mature domestic bingo markets. Our international expansion efforts continued during the quarter as we placed our Traveler (TM) units in additional bingo halls in the United Kingdom under our contract with MECCA Bingo. Our Summit division's results for the quarter saw the benefits of the one-time sale of games on participation with a route operator in Montana as well as pick up of business in Louisiana that was delayed in the 3rd quarter. Sales for our Summit division will continue to vary from quarter to quarter depending on the timing of orders of customers in our two primary markets, Louisiana and Montana. We anticipate that as we expand into additional gaming markets with our Summit product that the variability in the revenue from our Summit division will become less volatile. We continue on track with our first deployment of our wireless gaming system the GameTech Mini (TM) in 2008 and anticipate revenue contribution to occur from this new technology in the first half of fiscal 2008. Finally, we finished the fiscal year in a very strong financial position. Since the Summit acquisition in late March 2007, we have paid down $10.6 million in debt which represents over 25% of the purchase price paid for Summit Gaming. We have also bought just over 280,000 shares of company stock since our stock repurchase agreement was announced in September 2007, and our cash position as of the end of the fiscal year 2007 stood at $11.4 million. We are very excited about the prospects for the company in fiscal 2008. GameTech anticipates completion of testing with the independent labs and California tribal approval for Class III device installation by the end of 2nd quarter fiscal 2008, and approval for field trial of traditional slot devices by the Nevada Gaming Control Board by the end of 4th quarter fiscal 2008. With the acquisition of and integration of Summit Gaming and GameTech's new product development efforts in wireless, server based gaming and lottery areas, GameTech is on track in its goal of diversifying the company to a full-service Class II and Class III systems and product supplier."

About GameTech International, Inc.

GameTech International, Inc. is in the business of designing, manufacturing, and marketing computerized bingo and gaming equipment, systems, and services. Under the GameTech(R) brand the company provides electronic bingo systems and equipment, and is an innovator in advanced wireless gaming applications and devices. Under the Summit Gaming (TM) brand the company provides video lottery terminal devices and related software and content. GameTech International, Inc. serves customers in 43 U.S. States, Canada, Japan, Mexico, Norway, Philippines, and the United Kingdom. The company was incorporated in 1994 and is headquartered in Reno, Nevada.

Statements contained in this press release that are not historical facts are intended to be forward-looking statements subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include our potential expansion of business internationally, our potential expansion of the Summit division's business, new product and product feature developments, the success of our strategic opportunities and initiatives, and expectations relating to financial and operating results. GameTech cautions that these statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected by the forward-looking statements contained herein. Such factors include our ability to successfully integrate, operate and grow Summit's business, our dependence on the bingo and video lottery terminal businesses, risks associated with rapid technological change, our ability to retain customers and secure new customers, and other factors disclosed in documents filed by the Company with the Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Forward-looking statements speak only as of the date of this release, and we undertake no obligation to update such statements.

(dollars in thousands)
                                                     Three Months Ended October 31,            Twelve Months Ended October 31,
                                                         2007                 2006                 2007                 2006
                                                  -------------------------------------     -------------------------------------
                                                     (Unaudited)          (Unaudited)          (Unaudited)          (Unaudited)
Net revenue                                       $17,406    100.0%    $11,979    100.0%    $59,470    100.0%    $49,289    100.0%
Cost of revenue                                     7,753     44.5%      5,209     43.5%     26,668     44.8%     19,929     40.4%
                                                  -------------------------------------     -------------------------------------
Gross profit                                        9,653     55.5%      6,770     56.5%     32,802     55.2%     29,360     59.6%

Operating expenses:
      General and administrative                    3,140     18.0%      1,637     13.7%      9,538     16.0%      8,303     16.8%
      Sales and marketing                           2,459     14.1%      2,752     23.0%     10,918     18.4%     11,041     22.4%
      Research and development                      1,416      8.1%        660      5.5%      3,865      6.5%      2,885      5.9%
      Loss contingencies                               --      0.0%         --      0.0%        124      0.2%        133      0.3%
      Gain on sale of assets                         (656)    (3.8%)        --      0.0%       (656)    (1.1%)        --      0.0%
                                                  -------------------------------------     -------------------------------------
          Total operating expenses                  6,359     36.4%      5,049     42.2%     23,789     40.0%     22,362     45.4%

Income from operations                              3,294     19.1%      1,721     14.3%      9,013     15.2%      6,998     14.2%

Net interest income (expense)                        (826)    (4.7%)       130      1.1%     (1,617)    (2.7%)       372      0.8%
Other income (expense), net                            85      0.5%        (11)    (0.1%)        82      0.1%        (26)    (0.1%)
                                                  -------------------------------------     -------------------------------------
Income before income taxes                          2,553     14.9%      1,840     15.3%      7,478     12.6%      7,344     14.9%

Provision for income taxes                            903      5.2%        804      6.7%      2,731      4.6%      2,961      6.0%
                                                  -------------------------------------     -------------------------------------
Income from operations, net of tax                  1,650      9.7%      1,036      8.6%      4,747      8.0%      4,383      8.9%

Cumulative effect of a change in
accounting estimate (net of tax)                       --      0.0%         --      0.0%        261      0.4%         --      0.0%
                                                  -------------------------------------     -------------------------------------
Net income                                        $ 1,650      9.7%    $ 1,036      8.6%    $ 5,008      8.4%    $ 4,383      8.9%
                                                  ================     ================     ================     ================

Net income per share:
Basic
      Income from operations                      $  0.13              $  0.08              $  0.38              $  0.36
      Cumulative effect of a change in
      accounting estimate (net of tax)            $    --              $    --              $  0.02              $    --
      Net income                                  $  0.13              $  0.08              $  0.40              $  0.36

Diluted
      Income from operations                      $  0.13              $  0.08              $  0.37              $  0.34
      Cumulative effect of a change in
      accounting estimate (net of tax)            $    --              $    --              $  0.02              $    --
      Net income                                  $  0.13              $  0.08              $  0.39              $  0.34

Shares used in calculated net income per share:
      Basic                                        12,606               12,401               12,566               12,181
      Diluted                                      12,861               12,894               12,991               12,757

Select Balance Sheet Data:
(dollars in thousands)
                                                         October 31, 2007        October 31, 2006
                                                         ----------------        ----------------
                                                          (Unaudited)             (Unaudited)
Cash and cash equivalents                                        $ 3,630                 $ 5,411
Short-term investments                                             7,763                   7,408
Restricted short-term investments                                     --                   4,515
Total current assets                                              27,633                  23,984
Total assets                                                      93,680                  59,214
Total current liabilities                                         13,342                   8,572
Total liabilities                                                 38,864                   9,380
Total stockholders' equity                                        54,816                  49,834
      Total liabilities and stockholders' equity                  93,680                  59,214

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Although EBITDA is not a measure of performance calculated in accordance with generally accepted accounting principles ("GAAP"), GameTech believes the use of the non-GAAP financial measure EBITDA enhances an overall understanding of GameTech's past financial performance, and provides useful information to the investor because EBITDA is used by virtually all companies in the gaming equipment sector as a measure of performance. However, investors should not consider this measure in isolation or as a substitute for net income, operating income, or any other measure for determining GameTech's operating performance that is calculated in accordance with GAAP. In addition, because EBITDA is not calculated in accordance with GAAP, it may not necessarily be comparable to similarly titled measures employed by other companies. A reconciliation of EBITDA to the most comparable GAAP financial measure, net income, follows:

Reconciliation of U.S. GAAP Net Income to EBITDA:
(dollars in thousands)

                                              Three Months Ended         Twelve Months Ended
                                                  October 31,                October 31,
                                               2007         2006          2007         2006
                                             ---------------------      ---------------------
                                            (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)
Net income                                   $  1,650     $  1,036      $  5,008     $  4,383
Add back:
              Amortization and
              depreciation                      2,859        2,619        11,512       10,317
              Net interest expense                826         (130)        1,617         (372)
              Provision for income taxes          903          804         2,731        2,961
                                             ---------------------      ---------------------
              EBITDA                         $  6,238     $  4,329      $ 20,868     $ 17,289
                                             =====================      =====================